Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 31, 2007

Relating to Preliminary Prospectus dated May 17, 2007

Registration Statement No. 333-141164

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 17, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-141164) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1232524/000119312507126434/ds1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	6,000,000 shares (excluding option to purchase up to 900,000 additional shares to cover over-allotments)

Initial public offering price per share:

$18.00. This represents a price per share below the price range of $20.00 to $21.00 indicated in Amendment No. 5 to the Registration Statement filed on May 31, 2007 (“Amendment No. 5”) relating to this offering.

Net proceeds to us:

Approximately $98.1 million, or $113.2 million if the underwriters exercise their over-allotment option in full, based upon an initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption "Use of Proceeds" in Amendment No. 5.

We currently expect to use the net proceeds from this offering as follows:

•

between $80.0 and $90.0 million to fund the planned U.S. launch and commercialization of Luvox CR, including $41.0 million for development and commercial milestone payments to Solvay in connection with the acquisition of our U.S. rights to Luvox CR, between $30.0 and $40.0 million for activities related to our preparation for marketing, promotion and expansion of our specialty sales force and approximately $10.0 million for production of initial commercial quantities of Luvox CR; and

•	the remainder to continue to fund our Phase III pivotal clinical trials of JZP-6.

We may also use a portion of the net proceeds to fund continued development of and feasibility activities for our portfolio of clinical and early-stage product candidates during the next 12 to 15 months, as well as working capital, capital expenditures and other general corporate purposes.

Pro forma as adjusted balance sheet data:

Based on an initial public offering price of $18.00 per share, as of March 31, 2007, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $165.8 million, working capital would have been approximately

$156.4 million, total assets would have been approximately $296.1 million and total stockholders’ equity would have been approximately $174.0 million.

Pro forma as adjusted capitalization:

Based on an initial public offering price of $18.00 per share, as of March 31, 2007, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $371.2 million, total stockholders’ equity would have been approximately $174.0 million and total capitalization would have been approximately $261.3 million.

Dilution:

After giving effect to the sale of common stock offered in this offering at an initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $72.5 million, or approximately $2.95 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $4.33 per share to existing stockholders, and an immediate dilution of $15.05 per share to investors participating in this offering. Based on an initial public offering price of $18.00, the investors purchasing shares of common stock in this offering will have purchased approximately 24% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 29% of the total consideration paid for our common stock.

If the underwriters exercise their option in full to purchase 900,000 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after this offering would be $3.44 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $4.82 per share and the pro forma dilution to new investors purchasing common stock in this offering would be $14.56 per share.

Executive employment agreements:

The following table estimates the value of the executive put right provided by the executive employment agreements described in the Preliminary Prospectus, calculated assuming a price per share of $18.00, which is the initial public offering price, with respect to vested shares of common stock in the event of a termination by reason of death or disability, in each case as if the named executive officer’s employment had terminated on December 29, 2006, the last business day of our prior fiscal year. The actual amounts that would be paid out in any termination event can only be determined at the time of the termination of the named executive officer’s employment with us.

Name	Executive Put Right ($)
Bruce C. Cozadd	2,952,000
Samuel R. Saks, M.D.	3,936,006
Robert M. Myers	1,498,698
Matthew K. Fust	480,816
Carol A. Gamble	447,264
Janne L.T. Wissel	436,086

The following table estimates the value of the vesting acceleration provisions provided by the executive employment agreements described in the Preliminary

Prospectus with respect to each named executive officer in the event of a termination described in the Preliminary Prospectus, in each case as if the named executive officer’s employment had terminated on December 29, 2006, the last business day of our prior fiscal year. The actual value of vesting acceleration in any termination event can only be determined at the time of the termination of the named executive officer’s employment with us.

Name	Full Vesting Acceleration		Partial Vesting Acceleration
	Founder Share Acceleration ($)(1)	Option Acceleration ($)(2)	Founder Share Acceleration ($)(1)	Option Acceleration ($)
Bruce C. Cozadd	268,380	180,316	67,095	—
Samuel R. Saks, M.D.	357,822	180,316	89,456	—
Robert M. Myers	205,002	180,316	51,251	—
Matthew K. Fust	55,908	68,833	13,977	—
Carol A. Gamble	40,662	68,833	10,166	—
Janne L.T. Wissel	100,638	68,833	25,160	—

(1)    The value of vesting acceleration is calculated assuming a price per share of $18.00, which is the initial public offering price, with respect to unvested founder shares subject to acceleration.

(2)    The value of vesting acceleration is calculated assuming a price per share of $18.00, which is the initial public offering price, with respect to unvested option shares subject to acceleration minus the exercise price of these unvested option shares.

Outstanding equity awards at fiscal year-end:

The following table shows, for the fiscal year ended December 31, 2006, the market value of shares or units of stock that had not vested at fiscal year end for our named executive officers, calculated assuming a price per share of $18.00, which is the initial public offering price, multiplied by the number of unvested shares.

Name	Market Value of Shares or Units of Stock That Have Not Vested ($)
Bruce C. Cozadd	268,380
Samuel R. Saks, M.D.	357,822
Robert M. Myers	205,002
Matthew K. Fust	44,730
Carol A. Gamble	40,662
Janne L.T. Wissel	100,638

Value of stock vested:

The following table shows the value realized on stock vested during the year ended December 31, 2006 for our named executive officers, calculated assuming a price per share of $18.00, which is the initial public offering price, multiplied by the number of shares vested.

Name	Value Realized on Vesting ($)
Bruce C. Cozadd	805,086
Samuel R. Saks, M.D.	1,073,466
Robert M. Myers	425,934
Matthew K. Fust	134,190
Carol A. Gamble	121,986
Janne L.T. Wissel	134,190

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 866-718-1649 or Lehman Brothers toll-free at 888-603-5847 or you may e-mail a request to prospectus@morganstanley.com or qiana.smith@broadridge.com.

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